Ur-Energy Ships First Production from Lost Creek

LITTLETON, Colo., Dec. 4, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce that the Company has shipped the first load of yellowcake from its wholly-owned Lost Creek Project in Wyoming (the "Project"). The first shipment, which contained approximately 35,000 pounds of U3O8, left the Lost Creek facility on December 3, 2013. Additional product shipments have been scheduled throughout the month of December.

(Photo: http://photos.prnewswire.com/prnh/20131204/LA27303)

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

The state-of-the-art Lost Creek in-situ uranium recovery facility located in south-central Wyoming began production operations in August 2013. The Company has been systematically commissioning the in-situ recovery wellfield and processing plant circuits since that time. Sufficient in-process inventory was retained within the plant to commence final product drying in mid-October. Subsequently, the Company has continued to move product into and through the plant as it builds additional dry product inventory onsite to meet future deliveries.

Wayne Heili, President and Chief Executive Officer, stated, "The Ur-Energy team has demonstrated exceptional ability and dedication in bringing the Lost Creek Project from concept to reality. From the ground-breaking a little over a year ago until now, this team has worked tirelessly to advance the Project to this stage. The first shipment of our finished product to the conversion facility is an accomplishment that highlights their achievement."

About Ur-Energy
Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com

Cautionary Note Regarding Forward-Looking Information
This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., ability and timing to make additional shipments to conversion facility; ability and timing to build additional inventory to meet future deliveries) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.